FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 25, 2018	By...../s/………Kazuhiko Nagashima………………
(Signature)*

Kazuhiko Nagashima
Executive Officer
Deputy Group Executive
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2018

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2018

October 25, 2018

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2018	Three months ended September 30, 2017	Change(%)		Three months ended September 30, 2018
Net sales	¥926,498	¥994,490	-	6.8	$8,127,175
Operating profit	68,328	77,995	-	12.4	599,368
Income before income taxes	67,050	87,801	-	23.6	588,158
Net income attributable to Canon Inc.	¥46,258	¥63,051	-	26.6	$405,772

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥42.84	¥58.39	-	26.6	$0.38
- Diluted	42.84	58.39	-	26.6	0.38

CONSOLIDATED RESULTS FOR THE NINE MONTHS
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projection
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change(%)		Nine months ended September 30, 2018	Year ending December 31, 2018	Change(%)
Net sales	¥2,893,597	¥2,959,724	-	2.2	$25,382,430	¥4,000,000	+	2.0
Operating profit	243,374	245,017	-	0.7	2,134,860	335,500	+	4.3
Income before income taxes	262,930	265,367	-	0.9	2,306,404	365,000	+	3.1
Net income attributable to Canon Inc.	¥181,041	¥187,320	-	3.4	$1,588,079	¥251,000	+	3.8

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥167.67	¥172.30	-	2.7	$1.47	¥232.46	+	4.3
- Diluted	167.66	172.30	-	2.7	1.47	232.45	+	4.3

	Actual
	As of September 30, 2018	As of December 31, 2017	Change(%)		As of September 30, 2018

Total assets	¥5,003,247	¥5,198,291	-	3.8	$43,888,132

Canon Inc. shareholders’ equity	¥2,842,891	¥2,870,630	-	1.0	$24,937,640

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY114=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 28, 2018, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2018 Third Quarter in Review

Looking back at the global economy in the third quarter of 2018, the U.S. economy continued to grow steadily as employment conditions improved. The European economy continued to grow moderately, mainly driven by domestic demand, while exports remained weak. In China, public investments and consumer spending slowed down and the economies of emerging countries faced slowdowns in market growth mainly due to local currency depreciation. In Japan, although consumer spending appeared to be at a standstill, capital investment continued to improve. As a result, the global economy overall remained in a state of gradual recovery.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) and laser printers remained firm supported by the trend of shifting from monochrome to color models and increasing demand in emerging countries. The decline of the camera market continued and the market for inkjet printers was slightly below the level of the previous year. While demand for medical equipment slowed down in Japan, overall demand grew moderately. Within the Industry and Others sector, although capital investment in organic LED (“OLED”) panel manufacturing equipment faced a temporary slowdown, demand for network cameras enjoyed solid growth.

The average values of the yen during the third quarter and the first nine months of the year were ¥111.47 and ¥109.53 against the U.S. dollar, respectively, year-on-year depreciation of approximately ¥1 and year-on-year appreciation of approximately ¥2, and ¥129.63 and ¥130.88 against the euro, respectively, year-on-year appreciation of approximately ¥1 and year-on-year depreciation of approximately ¥6.

During the third quarter, unit sales of office MFDs increased compared with the same period of the previous year due to the solid sales of color models, mainly outside of Japan. Additionally, unit sales of laser printers increased compared with the same period of the previous year, supported by expanded sales of both monochrome and color models. Total sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year, mainly for entry-class models, due to a temporary slowdown in demand. However, sales of mirrorless cameras increased. Looking at inkjet printers, unit sales increased compared with the same period of the previous year, thanks to such factors as expanded sales of home-use models and refillable ink tank models. For medical equipment, sales decreased compared with the same period of the previous year mainly due to the postponement of capital investment by medical institutions related to revisions to Japan’s public health insurance program. For industrial equipment, sales of flat-panel display (“FPD”) lithography equipment and manufacturing equipment for OLED panels decreased compared with the same period of the previous year due to a slowdown in investment in OLED panels, and sales of network cameras increased steadily in response to the growing market. Under these conditions, third-quarter net sales decreased by 6.8% year on year to ¥926.5 billion. Net sales for the first nine months ended September 30, 2018 decreased by 2.2% year on year to ¥2,893.6 billion. Although the gross profit ratio dropped by 2.3 points to 46.1%, this was mainly due to the fact that certain costs that were under operating expenses have been reclassified under cost of sales following the adoption of new accounting standards related to revenue recognitions. Excluding the impact of this reclassification, the gross profit ratio increased by 0.8 points to 49.2%. Operating expenses decreased by 11.1% year on year to ¥358.7 billion, thanks to continuous Group-wide efforts to reduce spending as well as the impact of the aforementioned reclassification of figures related to the adoption of new accounting standards. As a result, third-quarter operating profit decreased by 12.4% to ¥68.3 billion. Other income (deductions) decreased by ¥11.1 billion, mainly due to gain on securities contributed to the retirement benefit trust during the same period of the previous year and an increase in foreign currency exchange losses, while income before income taxes decreased by 23.6% year on year to ¥67.1 billion and net income attributable to Canon Inc. decreased by 26.6% to ¥46.3 billion. Operating profit for the first nine months of the year decreased by 0.7% to ¥243.4 billion while income before income taxes decreased by 0.9% to ¥262.9 billion and net income attributable to Canon Inc. for the first nine months decreased by 3.4% to ¥181.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥42.84 for the third quarter, a year-on-year decrease of ¥15.55, and ¥167.67 for the first nine months, a year-on-year decrease of ¥4.63.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by such color models as the next-generation A3 (12”x18”) color imageRUNNER ADVANCE series, which are compatible with external cloud services, and the imageRUNNER C3020 series, strategic models for emerging countries. As for laser printers, sales of both hardware and consumables increased from the previous year, supported by steady sales of new models that achieved low power consumption, compact body designs and high productivity. These factors resulted in total sales for the business unit of ¥430.4 billion, a year-on-year increase of 0.2%, while operating profit totaled ¥49.9 billion, a year-on-year increase of 15.2%. Sales for the combined first nine months of the year totaled ¥1,335.7 billion, a year-on-year increase of 0.6%, while operating profit totaled ¥166.5 billion, a year-on-year increase of 6.9%.

Within the Imaging System Business Unit, Canon maintained the top share of the overall interchangeable-lens digital camera market, mainly in major countries in Europe and the Americas and in Japan. Within this, sales of mirrorless cameras increased mainly supported by sales of such new products as the EOS Kiss M. However, unit sales decreased overall compared with the same period of the previous year due to a temporary slowdown in demand, mainly for entry-level models. As for digital compact cameras, although unit sales decreased compared with the same period of the previous year amid the shrinking market, sales of high-value-added models such as the PowerShot G-series enjoyed solid demand. For inkjet printers, unit sales increased compared with the same period of the previous year, supported by steady sales of home-use models and refillable ink tank models due to the implementation of revised sales strategies tailored to each region. As a result, sales for the business unit decreased by 15.6% to ¥228.3 billion year on year, while operating profit totaled ¥21.4 billion, a year-on-year decrease of 45.3%. Sales for the combined first nine months of the year totaled ¥710.6 billion, a year-on-year decrease of 10.6%, while operating profit totaled ¥80.9 billion, a year-on-year decrease of 30.8%.

Within the Medical System Business Unit, Canon Medical Systems Corporation’s computed tomography (“CT”) systems maintained the top share of the Japanese market, and sales grew steadily for such newly launched products as the Vantage Orian, magnetic resonance imaging (“MRI”) systems, which achieved the industry’s highest levels of image quality. However, overall sales decreased compared with the same period of the previous year due to restrained purchasing of diagnostic imaging systems in Japan. As a result, sales for the business unit decreased by 4.0% to ¥107.6 billion year on year, while operating profit totaled ¥8.1 billion, a year-on-year increase of 7.6%, mainly thanks to a shift in sales strategy away from selling models with a low profit margin in an effort to improve profitability. Sales for the combined first nine months of the year totaled ¥319.4 billion, a year-on-year decrease of 3.9%, while operating profit totaled ¥20.5 billion, a year-on-year increase of 16.8%.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased from the same period of the previous year due to increasing demand for memory devices. However, for FPD lithography equipment and OLED panel manufacturing equipment, sales decreased compared with the same period of the previous year mainly due to a temporary slowdown in capital investment in panel manufacturing equipment which has been particularly high until recently. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit decreased by 8.8% year on year to ¥188.3 billion, while operating profit totaled ¥14.3 billion, a year-on-year decrease of 18.8%. Sales for the combined first nine months of the year totaled ¥607.1 billion, a year-on-year increase of 6.2%, while operating profit totaled ¥55.5 billion, a year-on-year increase of 45.0%.

Cash Flow

During the first nine months of 2018, cash flow from operating activities totaled ¥193.7 billion, a decrease of ¥220.8 billion compared with the same period of the previous year, mainly owing to increased working capital and payment of income taxes. Cash flow from investing activities increased by ¥4.3 billion a year-on-year to ¥136.5 billion mainly due to a decrease in the sale of fixed assets. Accordingly, free cash flow totaled ¥57.3 billion, a decrease of ¥225.1 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥235.3 billion, mainly owing to the dividend payout, and the repayment of long-term debt.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥186.6 billion to ¥535.2 billion from the end of the previous year.

Outlook

As for the outlook in the fourth quarter, the U.S. economy is expected to continue to grow steadily due to improvements in corporate earnings and consumer spending thanks to such factors as tax reform. For the European economy, while capital investment is expected to continue to improve, wariness of impasses arising in Brexit negotiations remain. Looking at China, the economy is expected to decelerate gradually due to such concerns as reducing the debt overhang and prolonged trade friction, while emerging countries are expected to slow due to increasing uncertainty surrounding external demand. Regarding the Japanese economy, the outlook indicates a trend of gradual recovery supported by continuing improvements in employment conditions. While the global economy is expected to grow moderately overall, there are concerns of economic slowdown occurring as a result of trade friction brought about by the rise in protectionism.

In the businesses in which Canon is involved, for office MFDs, color models are expected to grow moderately. Looking at the laser printer market, although demand continues to decrease in developed countries, demand is expected to continue to improve in emerging countries, resulting in overall demand remaining at the same level as that of the previous year. For interchangeable-lens digital cameras, while demand for mirrorless cameras is expected to continue increasing, centered mainly on models equipped with full-frame sensors, overall demand is expected to remain weak. Projections for digital compact cameras indicate continued market contraction, centered mainly on low-priced models. With regard to inkjet printers, demand is expected to slightly exceed that of the previous year as demand recovers in emerging countries. As for the medical equipment market, demand is expected to remain firm mainly outside of Japan with demand recovering in the United States and European and increasing in emerging countries. Looking at industrial equipment, although the memory devices market is expected to face a temporary slowdown, demand for semiconductor lithography equipment is expected to remain at a high level. For FPD lithography equipment and OLED panel manufacturing equipment, capital investment in small- and medium-size display panels is expected to experience a lull. The network camera market is expected to continue expanding due to the increasing need for high image quality brought about by the expanded use of network cameras for diverse applications in such areas as marketing support and productivity enhancement.

With regard to currency exchange rates for the fourth quarter, Canon anticipates exchange rates of ¥110 to the U.S. dollar and ¥130 to the euro, representing appreciation of approximately ¥2 against the U.S. dollar and depreciation of approximately ¥4 against the euro as the annual average rates of the previous year.

Upon taking into consideration the revised assumptions for sales for interchangeable-lens digital cameras, and postponement of capital investment in equipment by manufacturers in the Industry and Others sector, Canon projects full-year consolidated net sales of ¥4,000.0 billion, a year-on-year decrease of 2.0%; operating profit of ¥335.5 billion, a year-on-year increase of 4.3%; income before income taxes of ¥365.0 billion, a year-on-year increase of 3.1%; and net income attributable to Canon Inc. of ¥251.0 billion, a year-on-year increase of 3.8%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2018		Change	Year ended December 31, 2017	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	4,120,000	4,000,000	(120,000)	4,080,015	-2.0%
Operating profit	378,500	335,500	(43,000)	321,605	+4.3%
Income before income taxes	410,000	365,000	(45,000)	353,884	+3.1%
Net income attributable to Canon Inc.	280,000	251,000	(29,000)	241,923	+3.8%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2018	As of December 31, 2017	Change
ASSETS
Current assets:
Cash and cash equivalents	535,234	721,814	(186,580)
Short-term investments	1,330	1,965	(635)
Trade receivables, net	581,844	650,872	(69,028)
Inventories	660,367	570,033	90,334
Prepaid expenses and other current assets	327,509	287,965	39,544

Total current assets	2,106,284	2,232,649	(126,365)

Noncurrent receivables	19,000	35,444	(16,444)
Investments	50,127	48,320	1,807
Property, plant and equipment, net	1,097,929	1,126,620	(28,691)
Intangible assets, net	401,771	420,972	(19,201)
Goodwill	924,075	936,722	(12,647)
Other assets	404,061	397,564	6,497

Total assets	5,003,247	5,198,291	(195,044)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	38,232	39,328	(1,096)
Trade payables	374,277	380,654	(6,377)
Accrued income taxes	28,674	77,501	(48,827)
Accrued expenses	332,889	330,188	2,701
Other current liabilities	256,014	281,809	(25,795)

Total current liabilities	1,030,086	1,109,480	(79,394)
Long-term debt, excluding current installments	442,021	493,238	(51,217)
Accrued pension and severance cost	344,147	365,582	(21,435)
Other noncurrent liabilities	115,335	133,816	(18,481)

Total liabilities	1,931,589	2,102,116	(170,527)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	401,612	401,386	226
Legal reserve	67,098	66,879	219
Retained earnings	3,437,212	3,429,312	7,900
Accumulated other comprehensive income (loss)	(179,297)	(143,228)	(36,069)
Treasury stock, at cost	(1,058,496)	(1,058,481)	(15)

Total Canon Inc. shareholders’ equity	2,842,891	2,870,630	(27,739)

Noncontrolling interests	228,767	225,545	3,222

Total equity	3,071,658	3,096,175	(24,517)

Total liabilities and equity	5,003,247	5,198,291	(195,044)

	Millions of yen
	As of September 30, 2018	As of December 31, 2017
Notes:
1. Allowance for doubtful receivables	13,001	13,378
2. Accumulated depreciation	2,685,121	2,638,055
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(2,110)	30,208
Net unrealized gains and losses on securities	-	5,484
Net gains and losses on derivative instruments	(859)	(180)
Pension liability adjustments	(176,328)	(178,740)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the third quarter	Millions of yen
	Three months ended September 30, 2018	Three months ended September 30, 2017	Change(%)

Net sales	926,498	994,490	-	6.8
Cost of sales	499,466	512,785

Gross profit	427,032	481,705	-	11.3
Operating expenses:
Selling, general and administrative expenses	281,302	321,392
Research and development expenses	77,402	82,318

	358,704	403,710

Operating profit	68,328	77,995	-	12.4
Other income (deductions):
Interest and dividend income	1,935	1,569
Interest expense	(239)	(229)
Other, net	(2,974)	8,466

	(1,278)	9,806

Income before income taxes	67,050	87,801	-	23.6

Income taxes	17,114	21,200

Consolidated net income	49,936	66,601
Less: Net income attributable to noncontrolling interests	3,678	3,550

Net income attributable to Canon Inc.	46,258	63,051	-	26.6

Results for the nine months	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change(%)

Net sales	2,893,597	2,959,724	-	2.2
Cost of sales	1,547,320	1,515,203

Gross profit	1,346,277	1,444,521	-	6.8
Operating expenses:
Selling, general and administrative expenses	870,347	953,765
Research and development expenses	232,556	245,739

	1,102,903	1,199,504

Operating profit	243,374	245,017	-	0.7
Other income (deductions):
Interest and dividend income	5,430	4,534
Interest expense	(653)	(582)
Other, net	14,779	16,398

	19,556	20,350

Income before income taxes	262,930	265,367	-	0.9

Income taxes	71,946	69,248

Consolidated net income	190,984	196,119
Less: Net income attributable to noncontrolling interests	9,943	8,799

Net income attributable to Canon Inc.	181,041	187,320	-	3.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2018	Three months ended September 30, 2017	Change(%)

Consolidated net income	49,936	66,601	-	25.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	55,307	40,693
Net unrealized gains and losses on securities	-	(3,912)
Net gains and losses on derivative instruments	(300)	(28)
Pension liability adjustments	2,669	212

	57,676	36,965

Comprehensive income (loss)	107,612	103,566	+	3.9
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,008	5,112

Comprehensive income (loss) attributable to Canon Inc.	101,604	98,454	+	3.2

Results for the nine months	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change(%)

Consolidated net income	190,984	196,119	-	2.6
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(35,328)	38,089
Net unrealized gains and losses on securities	(141)	(4,503)
Net gains and losses on derivative instruments	(670)	1,679
Pension liability adjustments	2,450	232

	(33,689)	35,497

Comprehensive income (loss)	157,295	231,616	-	32.1
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,980	11,076

Comprehensive income (loss) attributable to Canon Inc.	150,315	220,540	-	31.8

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the third quarter	Millions of yen
Sales by business unit	Three months ended September 30, 2018	Three months ended September 30, 2017	Change(%)
Office	430,353	429,374	+	0.2
Imaging System	228,333	270,521	-	15.6
Medical System	107,638	112,133	-	4.0
Industry and Others	188,261	206,430	-	8.8
Eliminations	(28,087)	(23,968)		-

Total	926,498	994,490	-	6.8

	Millions of yen
Sales by region	Three months ended September 30, 2018	Three months ended September 30, 2017	Change(%)
Japan	205,349	200,672	+	2.3
Overseas:
Americas	259,314	274,092	-	5.4
Europe	228,652	243,756	-	6.2
Asia and Oceania	233,183	275,970	-	15.5

	721,149	793,818	-	9.2

Total	926,498	994,490	-	6.8

*From the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Net sales for the three months ended September 30, 2017 also have been restated.

Results for the nine months	Millions of yen
Sales by business unit	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change(%)
Office	1,335,729	1,327,436	+	0.6
Imaging System	710,633	795,268	-	10.6
Medical System	319,391	332,505	-	3.9
Industry and Others	607,071	571,713	+	6.2
Eliminations	(79,227)	(67,198)		-

Total	2,893,597	2,959,724	-	2.2

	Millions of yen
Sales by region	Nine months ended September 30, 2018	Nine months ended September 30, 2017	Change(%)
Japan	633,803	642,136	-	1.3
Overseas:
Americas	770,875	804,238	-	4.1
Europe	735,259	739,311	-	0.5
Asia and Oceania	753,660	774,039	-	2.6

	2,259,794	2,317,588	-	2.5

Total	2,893,597	2,959,724	-	2.2

*From the beginning of the third quarter of 2018, Canon has reclassified certain businesses from Office Business Unit to Industry and Others Business Unit. Net sales for the nine months ended September 30, 2017 also have been restated.

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /
Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals

Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.     CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Cash flows from operating activities:
Consolidated net income	190,984	196,119
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	185,921	194,280
Loss on disposal of fixed assets	3,136	4,211
Gain on securities contributed to retirement benefit trust	-	(7,655)
Deferred income taxes	(11,173)	(9,308)
Decrease in trade receivables	26,609	59,997
Increase in inventories	(98,084)	(51,633)
Increase (decrease) in trade payables	(64)	9,796
Increase (decrease) in accrued income taxes	(48,456)	19,806
Increase in accrued expenses	6,788	15,918
Decrease in accrued (prepaid) pension and severance cost	(15,752)	(934)
Other, net	(46,202)	(16,091)

Net cash provided by operating activities	193,707	414,506

Cash flows from investing activities:
Purchases of fixed assets	(131,899)	(140,679)
Proceeds from sale of fixed assets	8,556	23,082
Purchases of securities	(2,075)	(345)
Proceeds from sale and maturity of securities	1,485	705
(Increase) decrease in time deposits, net	550	(10,774)
Acquisitions of businesses, net of cash acquired	(13,346)	(6,557)
(Increase) decrease in other investments, net	151	(836)
Other, net	124	3,252

Net cash used in investing activities	(136,454)	(132,152)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	211	1,255
Repayments of long-term debt	(54,828)	(54,787)
Increase in short-term loans, net	1,172	3,784
Dividends paid	(178,159)	(162,887)
Repurchases and reissuance of treasury stock, net	(15)	(50,020)
Other, net	(3,675)	(7,188)

Net cash used in financing activities	(235,294)	(269,843)

Effect of exchange rate changes on cash and cash equivalents	(8,539)	4,137

Net change in cash and cash equivalents	(186,580)	16,648

Cash and cash equivalents at beginning of period	721,814	630,193

Cash and cash equivalents at end of period	535,234	646,841

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

    Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

    None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers, as amended. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this guidance from the first quarter beginning January 1, 2018. Canon applied the modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the third quarter and the nine months ended September 30, 2018 from the adoption of this standard were not material. In addition, in conjunction with the adoption of this standard, Canon has reconsidered the scope of performance obligations related to services, and as a result, certain costs related to service were also reclassified from operating expenses to cost of sales. The reclassified amounts for the third quarter and the nine months ended September 30, 2018 were ¥28,708 million and ¥86,195 million, respectively.

In January 2016, the FASB issued an amendment which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this guidance from the first quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In March 2017, the FASB issued an amendment which requires an entity to disaggregate the service cost component from the other components of net benefit cost and report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component, such as in other income (deductions). The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments in this guidance should be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the first quarter beginning January 1, 2018 and the adoption of this standard resulted in the decrease in operating profit and the increase in other income of ¥2,464 million and ¥3,110 million for the third quarter ended September 30, 2017 and 2016, respectively, and ¥7,426 million and ¥9,331 million for the nine months ended September 30, 2017 and 2016, respectively, and ¥9,874 million and ¥12,441 million for the years ended December 31, 2017 and 2016, respectively.

8. NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SUBSEQUENT EVENT

Canon passed a resolution to acquire shares of Axis AB (“Axis”) and make consolidated subsidiary Axis a wholly owned subsidiary. Canon has entered into a share purchase agreement with Elliott International, L.P. and The Liverpool Limited Partnership (together “Elliott”) dated October 22, 2018, under which Canon has agreed to purchase 7,825,516 shares in Axis from Elliott (the “Transaction”). As a result of the Transaction, Canon will hold more than 90 percent (97.9 percent; 68,000,798 shares) of the total number of shares and votes in Axis and intends to request that the Axis Board resolves to apply for delisting of Axis shares from the Nasdaq Stockholm. Canon also intends to initiate a compulsory acquisition procedure under the Swedish Companies Act to acquire all remaining shares in Axis. Going forward, Canon and Axis will continue to provide innovative network video solutions.